The Trust held a special shareholder meeting on December 18, 2014. Shareholders voted as indicated below:

						Institutional Multi-Series Trust
					Shareholders 			Shareholders
					Voting in the 			Withholding
					Affirmative			Authority
Election of Deborah A. DeCotis			533,333				-
Election of F. Ford Drummond			533,333				-
Election of Bradford K. Gallagher		533,333				-
Election of James A. Jacobson			533,333				-
Election of Hans W. Kertess			533,333				-
Election of Susan M. King*			533,333				-
Election of James S. MacLeod			533,333				-
Election of William B. Ogden, IV		533,333				-
Election of Alan Rappaport			533,333				-
Election of Davey S. Scoon			533,333				-
Election of Julian Sluyters*			533,333				-
* Interested Trustee